Elbert Holdings, Inc.
8051 E. Maplewood Ave., Suite 210
Greenwood Village, CO 80111

February 3, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549
Re: Elbert Holdings, Inc.
Request to Withdraw Registration Statement on Form S-4
File No. 333-268189 (the “Registration Statement”)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby file this application for withdrawal of the Registration Statement on Form S-4 (File No. 333-268189) of Elbert Holdings, Inc., a Delaware corporation (the “Company”), together with all exhibits and amendments thereto, initially filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2022 (the “Registration Statement”). The Company has determined not to pursue the contemplated business combination, and Arq Limited and Advanced Emissions Solutions, Inc. (“ADES”) have consummated an alternative transaction as disclosed in that certain Current Report on Form 8-K filed by ADES with the SEC on February 1, 2023. The SEC has not declared the Registration Statement effective under the Act, and no securities were sold in connection with the offering contemplated by the Registration Statement.
The Company requests that, in accordance with Securities Act Rule 457(p), all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Thank you for your assistance with this matter. If you should have any questions regarding the foregoing application for withdrawal or need anything further, please do not hesitate to contact me at (720) 598-3500 or Jonathan Whalen of Gibson, Dunn & Crutcher LLP at (214) 698-3196.
Sincerely,
/s/ Greg Marken
Greg Marken
Chief Executive Officer
cc: Jonathan Whalen, Gibson, Dunn & Crutcher LLP